Exhibit 99
Shinhan Financial Group Co., LTD.
Non-Consolidated Financial Statements
(Unaudited)
September 30, 2007
(With Independent Accountants’ Review Report Thereon)

KPMG Samjong Accounting Corp.

10th Floor, GangNam Finance Tower, 737 Yeoksam-dong	Tel. 82-2-2112-0100

Gangnam-gu, Seoul 135-984	Fax. 82-2-2112-0101

Republic of Korea	www.kr.kpmg.com
Independent Accountants’ Review Report
Based on a report originally issued in Korean
To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying non-consolidated balance sheet of Shinhan Financial Group Co., Ltd. (the “Company”) as of September 30, 2007, the related non-consolidated statements of income for the three-month and nine-month periods ended September 30, 2007 and 2006, the non-consolidated statements of cash flows for the nine-month periods ended September 30, 2007 and 2006 and the non-consolidated statement of changes in stockholders’ equity for the nine-month period ended September 30, 2007. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.
We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus, provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our review, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated balance sheet of the Company as of December 31, 2006 and the related non-consolidated statements of income, appropriation of retained earnings and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated February 15, 2007 expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2006, presented for comparative purposes, is not different from that audited by us in all material respects.
The accompanying non-consolidated financial statements have been translated into United States dollars solely for the convenience of the reader. We have reviewed the translation and, nothing has come to our attention to suggest that the non-consolidated financial statements expressed in Korean Won have not been translated into dollars on the basis set forth in note 2(b) to the non-consolidated financial statements.
The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:

As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, cash flows and changes in stockholders’ equity in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are intended solely for use by those knowledgeable in Korean accounting principles and review standards and their application in practice.
As discussed in note 1(b) and note 4 to the non-consolidated financial statements, the Company acquired 98,517,316 shares (78.58%) of the outstanding shares of LG Card Co., Ltd. at ~~W~~ 67,770 per share through a tender offer on March 19, 2007 and LG Card Co., Ltd. became a subsidiary of the Company on March 23, 2007. Additionally, the Company acquired 9,624,218 shares (7.68%) at ~~W~~46,392 per share through the second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at the exchange ratio of 0.84932 share in the Company to LG Card Co., Ltd. share, on September 21, 2007. As a result, LG Card Co., Ltd. became a wholly-owned subsidiary of the Company and LG Card Co., Ltd. was delisted from the Korea Exchange on October 10, 2007.
As discussed in note 1(b) to the non-consolidated financial statements, Shinhan Card, a wholly owned subsidiary of the Company, transferred its all assets and liabilities to LG Card Co., Ltd. effective October 1, 2007, per the resolution of the Board of Directors’ Meeting held on May 28, 2007.
As discussed in note 11 to the non-consolidated financial statements, the Company recorded related party transactions and balances as of September 30, 2007 and December 31, 2006 and for three-month and nine-month periods ended September 30, 2007 and 2006.
KPMG Samjong Accounting Corp.
Seoul, Korea
October 26, 2007

This report is effective as of October 26, 2007, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Balance Sheets
September 30, 2007 and December 31, 2006
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2007		2006	2007	2006

Assets

Cash and due from banks (note 11)	~~W~~	497,031	468,561	$539,840	508,918
Equity method investment securities (notes 3 and 4)		23,604,419	12,775,892	25,637,470	13,876,281
Loans, net of allowance for loan losses (notes 5, 11 and 12)		1,198,975	1,179,147	1,302,243	1,280,707
Property and equipment, net (note 6)		613	776	666	843
Other assets (notes 7, 11 and 12)		51,718	579,255	56,172	629,145

Total assets	~~W~~	25,352,756	15,003,631	$27,536,391	16,295,894

Liabilities and Stockholders’ equity

Liabilities:

Borrowings (notes 8 and 12)	~~W~~	1,445,000	185,072	$1,569,458	201,012
Debentures (note 9)		5,828,093	3,421,826	6,330,067	3,716,548
Retirement and severance benefits (note 11)		915	783	994	850
Other liabilities (notes 10, 11 and 12)		59,571	34,424	64,701	37,390

Total liabilities		7,333,579	3,642,105	7,965,220	3,955,800

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 14)

Common stock		1,980,998	1,907,838	2,151,622	2,072,160

Authorized — 1,000,000,000 shares
Issued and outstanding — 396,199,587 shares in 2007 — 381,567,614 shares in 2006

Preferred stock		481,475	262,920	522,944	285,565

Issued and outstanding — 74,161,377 shares in 2007 — 39,767,169 shares in 2006

Capital surplus		8,648,847	4,360,082	9,393,773	4,735,616
Retained earnings (note 15)		4,994,641	3,387,960	5,424,830	3,679,765
Capital adjustments (note 16)		—	44,491	—	48,323
Accumulated other comprehensive income (notes 3 and 21)		1,913,216	1,398,235	2,078,002	1,518,665

Total stockholders’ equity		18,019,177	11,361,526	19,571,171	12,340,094

Commitment and contingencies (note 13)

Total liabilities and stockholders’ equity	~~W~~	25,352,756	15,003,631	$27,536,391	16,295,894

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
For the three-month and nine-month periods ended September 30, 2007 and 2006
(In millions of Won and thousands of U.S. dollars, except earnings per share)

	Won					U.S. dollars (note 2(b))
						Three month	Nine month
	Three month period			Nine month period		period	period
	ended September 30,			ended September 30,		ended	ended
						September 30,	September 30,
	2007		2006	2007	2006	2007	2007

Operating revenue:

Gain from equity method investment securities (notes 3 and 25)	~~W~~	608,603	523,544	2,326,312	1,614,533	$661,022	2,526,678
Interest income (note 11)		20,759	20,770	99,501	61,161	22,547	108,071
Gain on foreign currency transaction		—	1,057	92	4,746	—	100
Other		—	—	—	989	—	—

		629,362	545,371	2,425,905	1,681,429	683,569	2,634,849

Operating expense:

Loss from equity method investment securities (notes 3 and 25)		—	601	458	46	—	497
Interest expense		91,264	34,737	233,803	91,715	99,125	253,940
Loss from foreign currency transaction		—	1,057	93	4,746	—	101
Fees and commission		14	—	111	159	15	121
General and administrative expenses (notes 11 and 18)		12,677	10,282	42,555	32,644	13,769	46,220

		103,955	46,677	277,020	129,310	112,909	300,879

Operating income		525,407	498,694	2,148,885	1,552,119	570,660	2,333,970

Non-operating income (loss), net		(1,200)	11,472	21,764	11,683	(1,303)	23,639

Income before income taxes		524,207	510,166	2,170,649	1,563,802	569,357	2,357,609

Income taxes (note 19)		—	—	—	—	—	—

Net income	~~W~~	524,207	510,166	2,170,649	1,563,802	$569,357	2,357,609

Earnings per share in Won and U.S. dollars (note 20)	~~W~~	1,182	1,331	5,218	4,099	$1.28	5.67

Diluted earnings per share in Won and U.S. dollars (note 20)	~~W~~	1,154	1,331	5,078	4,099	$1.25	5.52

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statement of Changes in Stockholders’ Equity
For the nine-month period ended September 30, 2007
(In millions of Won and thousands of U.S. dollars)

	Won							U.S. dollars (note 2(b))
					Accumulated						Accumulated
	Capital		Capital	Capital	other	Retained	Total	Capital	Capital	Capital	other	Retained	Total
	stock		surplus	adjustments	comprehensive	earnings		stock	surplus	adjustments	comprehensive	earnings
					income						income
Balance at January 1, 2007	~~W~~	2,170,758	4,360,082	44,491	1,398,235	3,387,960	11,361,526	$2,357,726	4,735,616	48,323	1,518,665	3,679,764	12,340,094

Dividends paid		—	—	—	—	(392,238)	(392,238)	—	—	—	—	(426,022)	(426,022)
Common stock issuance		73,160	771,082	—	—		844,242	79,461	837,495	—	—	—	916,956
Preferred stock issuance		218,555	3,517,683	—	—	—	3,736,238	237,379	3,820,661	—	—	—	4,058,040
Redemption of redeemable preferred stocks		—	—	—	—	(172,812)	(172,812)	—	—	—	—	(187,696)	(187,696)
Net income		—	—	—	—	2,170,649	2,170,649	—	—	—	—	2,357,609	2,357,609
Change in retained earnings of subsidiaries		—	—	—	—	1,082	1,082	—	—	—	—	1,175	1,175
Changes in unrealized gain(loss) on equity method investment securities		—	—	—	514,981	—	514,981	—	—	—	559,338	—	559,338
Stock options		—	—	(44,491)	—	—	(44,491)	—	—	(48,323)	—	—	(48,323)

Balance at September 30, 2007	~~W~~	2,462,473	8,648,847	—	1,913,216	4,994,641	18,019,177	$2,674,566	9,393,772	—	2,078,003	5,424,830	19,571,171

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2007 and 2006
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2007		2006	2007	2006

Cash flows from operating activities:

Net income	~~W~~	2,170,649	1,563,802	$2,357,609	1,698,492

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation		291	461	316	501
Amortization		237	220	257	239
Provision for (reversal of) allowance for loan losses		100	(989)	109	(1,074)
Provision for retirement and severance benefits		606	859	658	933
Gain from equity method investment securities, net		(2,325,854)	(1,614,487)	(2,526,180)	(1,753,543)
Stock compensation costs		3,963	7,925	4,304	8,608
Dividends received from equity method investment securities		494,905	471,142	537,531	511,722
Other, net		4,105	1,774	4,458	1,927
Changes in assets and liabilities:
Increase in other assets		(29,491)	(49,901)	(32,031)	(54,199)
Increase in other liabilities		14,040	884	15,249	960
Retirement and severance benefits paid		(932)	(337)	(1,012)	(366)
Increase in deposit for severance benefit insurance		460	162	500	176

Net cash provided by operating activities		333,079	381,515	361,768	414,376

Cash flows from investing activities:

Cash provided by investing activities:

Collection of loans		234,996	570,000	255,236	619,094
Collection of privately placed bonds		—	73,140	—	79,440
Proceeds from disposal of property and equipment		25	53	27	58

		235,021	643,193	255,263	698,592

Cash used in investing activities:

Purchase of equity method investment securities		(7,117,996)	—	(7,731,070)	—
Loan originations		(255,000)	(450,000)	(276,963)	(488,759)
Purchase of property and equipment		(137)	(134)	(149)	(146)
Increase in other assets		(369)	(65)	(401)	(71)
Decrease in other liabilities		—	(20,596)	—	(22,370)

		(7,373,502)	(470,795)	(8,008,583)	(511,346)

Net cash provided by (used in) investing activities		(7,138,481)	172,398	(7,753,320)	187,246

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
For the nine-month periods ended September 30, 2007 and 2006
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2007		2006	2007	2006

Cash flows from financing activities:

Cash provided by financing activities:

Proceeds from borrowings		1,738,000	460,000	1,887,694	499,620
Proceeds from issuance of debentures		3,100,000	1,200,000	3,367,003	1,303,356
Proceeds from issuance of preferred stock		3,749,962	—	4,072,947	—

		8,587,962	1,660,000	9,327,644	1,802,976

Cash used in financing activities:

Repayment of borrowings		(477,996)	(255,188)	(519,166)	(277,167)
Repayment of debentures		(690,000)	(650,000)	(749,430)	(705,985)
Debentures issuance cost paid		(7,853)	(4,026)	(8,529)	(4,373)
Dividends paid		(391,705)	(384,635)	(425,443)	(417,764)
Redemption of redeemable preferred stocks		(172,812)	(697,864)	(187,696)	(757,971)
Stock issuance cost paid		(13,724)	(29)	(14,906)	(31)

		(1,754,090)	(1,991,742)	(1,905,170)	(2,163,291)

Net cash provided by (used in) financing activities		6,833,872	(331,742)	7,422,474	(360,315)

Net increase in cash and due from banks		28,470	222,171	30,922	241,307

Cash and due from banks at beginning of period		468,561	64,374	508,918	69,919

Cash and due from banks at end of period	~~W~~	497,031	286,545	$539,840	311,226

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(1)	General Description of the Company

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd.. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliate companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of September 30, 2007, the Company had nine subsidiaries and three joint ventures, and its capital stock consisted of ~~W~~1,980,998 million in common stock and ~~W~~481,475 million in preferred stock.

Details of its subsidiaries and joint ventures were as follows:

a. Subsidiaries
(a)	Shinhan Bank (formerly Chohung Bank)

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

On April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank) with Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank. The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006.

As of September 30, 2007, Shinhan Bank operated through 934 domestic branches, 92 depository offices and 14 overseas branches, and its capital stock amounted to ~~W~~7,528,078 million.
(b)	LG Card Co., Ltd.

LG Card Co., Ltd. (“LG Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. LG Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively, and effective September 1, 2001, changed its name to LG Card. LG Card mainly provides credit card services, factoring, installment financing and leasing under the Specialized Credit Financial Business Act. LG Card was listed on the Korea Exchange on April 22, 2002.

On March 19, 2007, the Company acquired 98,517,316 shares (78.6%) of the outstanding shares of LG Card at ~~W~~67,770 per share through a tender offer on March 19, 2007 and LG Card became a subsidiary of the Company. Additionally, the Company acquired 9,624,218 shares (7.68%) at ~~W~~46,392 per share through the second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at the exchange ratio of 0.84932 share in the Company to LG Card share, on September 21, 2007. As a result, LG Card became a wholly-owned subsidiary of the Company and LG Card was delisted from the Korea Exchange on October 10, 2007.

Shinhan Card Co., Ltd., a wholly owned subsidiary of the Company, transferred all assets and liabilities to LG Card effective October 1, 2007, per the resolution of the Board of Directors’ Meeting held on May 28, 2007.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(1)	General Description of the Company, Continued
(b)	LG Card Co., Ltd., Continued

As of September 30, 2007, LG Card had 4.7 million merchant accounts, 67 branches and 10.96 million credit card holders, and its capital stock amounted to ~~W~~ 626,847 million.

(c)	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services and became a wholly owned subsidiary in August 17, 2004 through a tender offer and share exchange. As of September 30, 2007, it operated through 79 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,117 million of preferred stock).

(d)	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of September 30, 2007, Shinhan Life Insurance operated through 142 branches and its capital stock amounted to ~~W~~200,000 million.

(e)	Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd. (“Shinhan Card”) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is principally engaged in credit card services, factoring, consumer loans and installment financing. As of September 30, 2007, Shinhan Card had 1.88 million merchant accounts and 8.53 million credit card holders, with capital stock amounting to ~~W~~358,886 million. As noted above, effective October 1, 2007, all assets and liabilities were transferred to LG Card. Shinhan Card is expected to liquidate.

(f)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Shinhan Capital’s capital stock as of September 30, 2007 amounted to ~~W~~80,000 million.

(g)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust services and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of September 30, 2007 amounted to ~~W~~77,644 million.

(h)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in debt collection services and credit research. Shinhan Credit Information’s capital stock as of September 30, 2007 amounted to ~~W~~3,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(1)	General Description of the Company, Continued
(i)	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of September 30, 2007 amounted to ~~W~~10,000 million.

b.	Joint Ventures

(a)	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002, with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”). Shinhan BNP Paribas ITMC’s capital stock as of September 30, 2007 amounted to ~~W~~40,000 million.

(b)	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in the insurance business and other related business under the joint venture agreement with Cardif SA. SH&C Life Insurance’s capital stock as of September 30, 2007 amounted to ~~W~~30,000 million.

(c)	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in the business of financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of September 30, 2007 amounted to ~~W~~1,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(1)	General Description, Continued

Details of ownership as of September 30, 2007 and December 31, 2006 were as follows:

		2007		2006
			Ownership		Ownership
		Number of	percentage	Number of	percentage
Investor	Investee	shares	(%)	shares	(%)

Subsidiaries:

Shinhan Financial Group	Shinhan Bank	1,505,615,506	100.0	1,505,615,506	100.0
	LG Card	125,369,403	100.0	—	—
	Good Morning Shinhan Securities	259,399,664	100.0	159,399,664	100.0
	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
	Shinhan Card	71,777,256	100.0	71,777,256	100.0
	Shinhan Capital	12,250,000	100.0	12,250,000	100.0
	Jeju Bank	9,692,369	62.4	9,692,369	62.4
	Shinhan Credit Information	600,000	100.0	600,000	100.0
	Shinhan PE	2,000,000	100.0	2,000,000	100.0
Shinhan Bank	Shinhan Financial Group	—	—	7,129,967	(*)1.9
LG Card	Shinhan Financial Group	529	(*)0.0	—	—

Joint ventures:

Shinhan Financial Group	Shinhan BNP Paribas ITMC	4,000,001	50.0	4,000,001	50.0
	SH&C Life Insurance	3,000,001	50.0	3,000,001	50.0
	Shinhan Macquarie	102,000	51.0	102,000	51.0

(*)	ownership percentage of common stock

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by those who are informed in Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, cash flows or changes in stockholders’ equity, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

(b)	Basis of Financial Statements Translation

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~920.7 to US$1, the basic exchange rate on September 30, 2007. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(c)	Application of the Statements of Korean Financial Accounting Standards

Effective January 1, 2007, the Company has adopted Statements of Korea Accounting Standards (the “SKAS”) No. 21 “Preparation and Presentation of Financial Statements”, No. 22 “Share-based Payment”, No. 23 “Earning per Share”, No. 101 “Financial Holding Company”, No. 2 ”Interim Financial Statements (Revised)” and Financial Services Authority Opinion(the “FSAO”) 2005-2 “Cash Flows of the Bank(Revised)”. Except for the adoption of the aforementioned accounting standards, the accounting policies were consistently applied for the non-consolidated financial statements both as of and for the nine month period ended September 30, 2007 and as of and for the year ended December 31, 2006. In addition, with the adoption of Financial Supervisory Service (“FSS”) interpretation 2006-080 “Accounting for changes in net assets of subsidiary”, effective December 31, 2006, valuation gain (loss) on available-for-sale securities which was recorded in the respective subsidiaries’ accumulated other comprehensive income at the time of acquisition is transferred to valuation gain (loss) of equity method investment securities in the non-consolidated statement of income at the time the available-for-sale securities are sold. Certain accounts of the non-consolidated financial statements as of and for the period ended September 30, 2006 were reclassified to conform to the current period’s presentation for comparative purposes, resulting in a decrease in net income by ~~W~~ 18,423 million, increase in the cash flows from operating activities and decrease in the cash flows from investing activities by ~~W~~471,142 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(d)	Allowance for Loan Losses

In estimating the allowance for loan losses, the Company records the greater amount resulting from the provisioning methods based on an analysis of individual accounts or per FSS guidelines.

(e)	Equity Method Investment Securities

Equity securities held for investment in companies in which the Company is able to exercise significant control over the investees are accounted for using the equity method.

Under the equity method, the Company’s initial investment is recorded at cost and is subsequently increased or decreased to reflect the Company’s share of the net asset of investee. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is considered as goodwill (negative goodwill) and amortized by the straight-line method over a reasonable period between 10 years and 14 years. The amortization of goodwill is recorded against the equity income of the investees. When events or circumstances indicate that the carrying amount may not be recoverable, the Company reviews goodwill for impairment.

Under the equity method, the Company does not record its share of loss of the investee when such loss would make the Company’s investment in such entity less than zero. If the Company holds preferred stock or long-term debt issued by the investee, the Company’s share of loss of the investee is recorded until such investment is reduced to zero.

Under the equity method, when acquiring minority interest in a subsidiary with existing interest greater than 50%, the difference between the consideration given for additional acquisition of equity interest and the portion of acquired net assets of the subsidiary at historical carrying amounts of the subsidiary is accounted for as accumulated other comprehensive income (loss). In addition, transfer of equity securities between subsidiary and the parent is recognized at book value of the transferee.

Investments are reduced when dividends are declared by the shareholders’ meeting of the respective investee companies.

(f)	Interests in Joint Ventures

Investments in jointly controlled entities are accounted for using the equity method.

(g)	Property and Equipment

Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value.

Depreciation is computed by the declining-balance method using rates based on the estimated useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	²	²
Leasehold improvement	Straight-line	²
     Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(h)	Intangible Assets

Intangible assets comprised of software and are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized using the straight-line method over five years.
(i)	Income Taxes

Income tax on the income includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. Deferred tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
(j)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.
(k)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on salary rates and length of service at the time they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees’ severance benefits trust where the employees have a vested interest in the deposit with the insurance company (or the bank) in trust. The deposit for severance benefits held in trust is, therefore, reflected in the accompanying non-consolidated balance sheets as a reduction of the liability for retirement and severance benefits.
(l)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~920.70 and ~~W~~929.60 to US$1, the rates of exchange on September 30, 2007 and December 31, 2006, respectively. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(m)	Stock Issuance Costs

Stock issuance costs paid are recorded as a reduction of capital surplus.
(n)	Share-Based Payments

In a share-based payment transaction, the Company receives goods or services and pays for those goods or services either in shares or in other equity instruments. Goods or services received in a share-based payment transaction are generally measured at fair value and recognized as an expense and capital adjustment. However, if value of goods or services received is not available, the share-based payment transactions are measured by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions the services received and the liability incurred are measured at the fair value of the liability at grant date. At each subsequent reporting date, the fair value of the liability is remeasured with any changes in fair value recognized in profit or loss for the period. For transactions with an option of cash or equity settlement by the Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.
(o)	Provision, Contingent Assets and Contingent Liabilities

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event; (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (3) a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, a provision is recorded at the present value of the expenditures expected to be required to settle the obligation.

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, and only when, it is virtually certain that reimbursement will be received if the Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for reimbursement.
(p)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Actual results could differ from those estimates.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(3)	Equity Method Investment Securities

Details of equity method investment securities for the nine-month period ended September 30, 2007 and year-ended December 31, 2006 were as follows:
(in millions of Won)

	2007
				Equity		Other
	Beginning		Acquisition	method	Retained	comprehensive	Ending
Investees	balance		(dividend), net	gain (loss)	earnings	income (loss)	balance
Subsidiaries:

Shinhan Bank	~~W~~	9,724,729	(435,944)	1,697,344	1,082	708,326	11,695,537
LG Card		—	8,109,779	270,785	—	(239,539)	8,141,025
Good Morning Shinhan Securities		979,853	506,556	105,030	—	52,114	1,643,553
Shinhan Life Insurance		793,204	(30,000)	58,325	—	(9,011)	812,518
Shinhan Card		957,830	(143,555)	142,523	—	1,952	958,750
Shinhan Capital		187,782	(15,313)	32,905	—	2,157	207,531
Jeju Bank		69,316	—	7,701	—	(531)	76,486
Shinhan Credit Information		10,255	—	1,348	—	—	11,603
Shinhan PE		10,492	—	(458)	—	(77)	9,957

		12,733,461	7,991,523	2,315,503	1,082	515,391	23,556,960

Joint venture companies:

Shinhan BNP Paribas ITMC		24,790	(4,600)	6,758	—	1	26,949
SH&C Life Insurance		17,612	—	1,055	—	(409)	18,258
Shinhan Macquarie		29	(315)	2,538	—	—	2,252

		42,431	(4,915)	10,351	—	(408)	47,459

	~~W~~	12,775,892	7,986,608	2,325,854	1,082	514,983	23,604,419

The market value of LG Card and Jeju Bank shares owned by the Company were ~~W~~5,397,153 million and ~~W~~80,350 million, respectively, as of September 30, 2007 based on the quoted market price (LG Card : ~~W~~43,050 per share, Jeju Bank : ~~W~~8,290 per share) at that date.

Changes in (negative) goodwill for the nine-month period ended September 30, 2007 were as follows:
(in millions of Won)

	Beginning balance		Increase	Amortization (reversal)	Ending balance
Shinhan Bank	~~W~~	653,805	—	45,971	607,834
LG Card		—	3,900,380	156,737	3,743,643
Good Morning Shinhan Securities		93,526	—	12,753	80,773
Shinhan Life Insurance		372,742	—	31,352	341,390
Shinhan Card		320,572	—	22,540	298,032
Jeju Bank		(3,600)	—	(514)	(3,086)

	~~W~~	1,437,045	3,900,380	268,839	5,068,586

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(3)	Equity Method Investment Securities, Continued
(in millions of Won)

	2006
				Equity		Other
	Beginning		Acquisition	method	Retained	comprehensive	Ending
Investees	balance		(dividend), net	gain	earnings	income (loss)	balance

Subsidiaries:

Shinhan Bank	~~W~~	8,751,516	(955,218)	1,500,460	(3,277)	431,248	9,724,729
Good Morning Shinhan Securities		900,138	—	74,753	(101,458)	106,420	979,853
Shinhan Life Insurance		737,788	(20,000)	64,980	(301)	10,737	793,204
Shinhan Card		221,449	526,806	208,052	—	1,523	957,830
Shinhan Capital		151,789	(15,313)	48,255	—	3,051	187,782
Jeju Bank		60,770	—	9,405	—	(859)	69,316
Shinhan Credit Information		9,263	(1,800)	2,792	—	—	10,255
Shinhan PE		8,741	—	1,751	—	—	10,492

		10,841,454	(465,525)	1,910,448	(105,036)	552,120	12,733,461

Joint ventures:

Shinhan BNP Paribas ITMC		24,103	(3,600)	4,288	—	(1)	24,790
SH&C Life Insurance		15,513	—	1,776	—	323	17,612
Shinhan Macquarie		1,289	(2,016)	756	—	—	29

		40,905	(5,616)	6,820	—	322	42,431

	~~W~~	10,882,359	(471,141)	1,917,268	(105,036)	552,442	12,775,892

The market value of Jeju Bank shares owned by the Company was ~~W~~73,274 million as of December 31, 2006 based on the quoted market price (~~W~~7,560 per share) at that date.

Changes in goodwill (negative goodwill) for the year ended December 31, 2006 were as follows:
(in millions of Won)

	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	1,065,725	(343,112)	68,808	653,805
Good Morning Shinhan Securities		110,530	—	17,004	93,526
Shinhan Life Insurance		414,545	—	41,803	372,742
Shinhan Card		—	343,112	22,540	320,572
Jeju Bank		(4,285)	—	(685)	(3,600)

	~~W~~	1,586,515	—	149,470	1,437,045

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(4)	Acquisition of LG Card

(a) On March 19, 2007, the Company acquired 98,517,316 shares (78.6%) of the outstanding shares of LG Card at ~~W~~67,770 per share through a tender offer and became a subsidiary of the Company on March 23, 2007. The Company applied purchase method of accounting for the acquisition.

The condensed financial information of LG Card as of and for the year-ended December 31, 2006 and as of and the period ended March 19, 2007 were as follows:
(in millions of Won)

			March 19, 2007,
	December 31, 2006		acquisition date
Assets (*1)	~~W~~	9,645,482	10,019,061
Liabilities		6,624,912	6,127,002

Stockholders’ equity		3,020,570	3,892,059

Operating revenue		2,703,398	422,308
Operating expense		1,512,216	167,055

Operating income		1,191,182	255,253
Income before income taxes		1,191,138	212,490
Net income	~~W~~	1,193,679	874,461

Additionally, the Company acquired 9,624,218 shares (7.68%) at ~~W~~ 46,392 per share from Shinhan Bank among others, through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at an exchange ratio of 0.84932 share in the Company to one LG Card share, on September 21, 2007.

(b) Details of goodwill related to the acquisition of LG Card were as follows:

		(in millions of Won)

Consideration given on March 19, 2007	~~W~~	6,683,743
Fair value of net assets		3,030,612

Goodwill (*1)		3,653,131
Unamortized goodwill transferred from Shinhan Bank relating to LG Card(*2)		247,249

	~~W~~	3,900,380

(*1)	Subsequent to initial recognition of goodwill on March 19, 2007, LG Card recognized an additional ~~W~~105,823 million of deferred tax assets based on increase in estimated taxable income. As a result of this new estimate, the Company decreased goodwill by ~~W~~ 83,158 million.

(*2)	On July 3, 2007, the Company acquired LG Card shares held by Shinhan Bank and recorded the unamortized goodwill by Shinhan Bank at acquisition date at its carrying amount.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(5)	Loans
(a)	Loans as of September 30, 2007 and December 31, 2006 consisted of the following:
(in millions of Won)

	Won
	2007		2006
Loans in Won	~~W~~	1,205,000	1,120,000
Loans in foreign currencies		—	65,072

		1,205,000	1,185,072
Less: allowance for loan losses		(6,025)	(5,925)

	~~W~~	1,198,975	1,179,147

(b)	Details of loans as of September 30, 2007 and December 31, 2006 were as follows:
(in millions of Won)

		2007			2006
		Interest			Interest
	Borrower	rate (%)	Amount		rate (%)	Amount
Loans in Won	Shinhan Card	4.49~6.28	~~W~~	500,000	4.49~6.28	~~W~~	450,000
	Shinhan Capital	4.33~6.22		530,000	4.33~8.12		500,000
	Good Morning Shinhan Securities	5.25~5.64		170,000	5.25~5.64		170,000
	Shinhan PE	5.51		5,000			—

			~~W~~	1,205,000		~~W~~	1,120,000

Loans in foreign currencies	Shinhan Capital	—		—	3M Libor+0.38		65,072

			~~W~~	1,205,000		~~W~~	1,185,072
Allowance for loan losses				(6,025)			(5,925)

			~~W~~	1,198,975		~~W~~	1,179,147

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(5)	Loans, Continued
(a)	The maturities of loans as of September 30, 2007 and December 31, 2006 were as follows:
(in millions of Won)

			Loans
	Loans		in foreign
At September 30, 2007	in Won		currencies	Total
Due in three months or less	~~W~~	—	—	—
Due after three months through six months		40,000	—	40,000
Due after six months through 12 months		165,000	—	165,000
Due after one year through three years		580,000	—	580,000
Thereafter		420,000	—	420,000

	~~W~~	1,205,000	—	1,205,000

(in millions of Won)

			Loans
	Loans		in foreign
At December 31, 2006	in Won		currencies	Total
Due in three months or less	~~W~~	150,000	—	150,000
Due after three months through six months		20,000	37,184	57,184
Due after six months through 12 months		40,000	—	40,000
Due after one year through three years		690,000	27,888	717,888
Thereafter		220,000	—	220,000

	~~W~~	1,120,000	65,072	1,185,072

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(6)	Property and Equipment
     Property and equipment as of September 30, 2007 and December 31, 2006 consisted of the following:
(in millions of Won)

	Won
	2007		2006
Property and equipment:
Vehicles	~~W~~	171	261
Furniture and fixtures		1,457	1,416
Leasehold improvements		1,823	1,728

		3,451	3,405
Less: accumulated depreciation		(2,838)	(2,629)

	~~W~~	613	776

(7)	Other Assets
     Other assets as of September 30, 2007 and December 31, 2006 consisted of the following:
(in millions of Won)

	Won
	2007		2006
Security deposits paid	~~W~~	10,068	9,915
Software		889	910
Account receivables		—	37,907
Accrued income		7,364	8,016
Advance payments		219	519,328
Prepaid expenses		26,317	1,023
Prepaid income taxes		3,651	346
Other		3,210	1,810

	~~W~~	51,718	579,255

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(8)	Borrowings
(a)	Borrowings as of September 30, 2007 and December 31, 2006 consisted of the following:
(in millions of Won)

	Won
	2007		2006
Borrowings in Won	~~W~~	1,445,000	120,000
Borrowings in foreign currencies		—	65,072

	~~W~~	1,445,000	185,072

(b)	Details of borrowings as of September 30, 2007 and December 31, 2006 were as follows:
(in millions of Won)

Issue date	Maturity date	Interest rate (%)	2007		2006
Borrowings in Won:
June 28, 2007	October 28, 2007	5.67	~~W~~	15,000	—
June 29, 2007	October 29, 2007	5.66		15,000	—
August 20, 2007	October 20, 2007	5.85		5,000	—
August 28, 2007	October 28, 2007	5.86		10,000	—
September 28, 2007	October 1, 2007	6.00		15,000	—
December 21, 2006	March 21, 2007	5.34		—	36,000
December 26, 2006	March 29, 2007	4.92		—	84,000
February 21, 2007	October 1, 2007	5.15		200,000	—
March 29, 2007	October 1, 2007	5.18		200,000	—
June 5, 2007	April 1, 2008	5.15		100,000	—
June 11, 2007	April 1, 2008	5.29		230,000	—
June 28, 2007	April 1, 2008	5.29		300,000	—
June 28, 2007	October 1, 2007	5.29		50,000	—
June 28, 2007	June 27, 2008	5.13		5,000	—
August 23, 2007	July 1, 2008	5.31		20,000	—
September 27, 2007	January 2, 2008	5.53		35,000	—
September 27, 2007	April 1, 2008	5.60		50,000	—
September 27, 2007	July 1, 2008	5.70		70,000	—
September 28, 2007	January 2, 2008	5.75		45,000	—
September 28, 2007	April 1, 2008	5.60		50,000	—
September 28, 2007	July 1, 2008	5.70		30,000	—

				1,445,000	120,000

Borrowings in foreign currencies:
July 15, 2004	June 15, 2007	3M Libor+0.7		—	37,184
December 29, 2006	December 29, 2009	3M Libor+0.25		—	27,888

				—	65,072

			~~W~~	1,445,000	185,072

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(8)	Borrowings, Continued
(c)	The maturities of borrowings as of September 30, 2007 and December 31, 2006 were as follows:
(in millions of Won)

	Borrowings	Borrowings in
At September 30, 2007	in Won	foreign currencies	Total
Due in three months or less	~~W~~ 510,000	—	510,000
Due after three months through six months	80,000	—	80,000
Due after six months through 12 months	855,000	—	855,000
Due after one year through three years	—	—	—

	~~W~~1,445,000	—	1,445,000

(in millions of Won)

	Borrowings	Borrowings in
At December 31, 2006	in Won	foreign currencies	Total
Due in three months or less	~~W~~ 84,000	—	84,000
Due after three months through six months	—	37,184	37,184
Due after six months through 12 months	—	—	—
Due after one year through three years	36,000	27,888	63,888

	~~W~~120,000	65,072	185,072

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(9)	Debentures
(a)	Debentures as of September 30, 2007 and December 31, 2006 consisted of the following:
(in millions of Won)

	Won
	2007	2006
Debentures in Won	~~W~~5,840,000	3,430,000
Less: discount on debentures	(11,907)	(8,174)

	~~W~~5,828,093	3,421,826

(b)	Details of debentures as of September 30, 2007 and December 31, 2006 were as follows:
(in millions of Won)

Issue date	Maturity date	Interest rate (%)	2007		2006
Unsecured debentures in Won:
April 4, 2002	April 4, 2007	7.47	~~W~~	—	20,000
May 20, 2002	May 20, 2007	7.25		—	20,000
July 29, 2002	July 29, 2007	6.30		—	20,000
November 21, 2002	November 21, 2007	5.88		20,000	20,000
December 16, 2002	December 16, 2007	5.96		20,000	20,000
June 24, 2003	June 24, 2008	5.69		30,000	30,000
July 24, 2003	July 24, 2008	5.87		20,000	20,000
March 24, 2004	March 24, 2007	4.76		—	30,000
March 24, 2004	March 24, 2009	5.11		20,000	20,000
June 25, 2004	June 25, 2009	4.93		50,000	50,000
July 8, 2004	July 8, 2009	4.81		100,000	100,000
January 31, 2005	January 31, 2008	4.21		30,000	30,000
January 31, 2005	January 31, 2010	4.59		70,000	70,000
March 18, 2005	March 18, 2007	4.13		—	100,000
March 18, 2005	March 18, 2008	4.23		50,000	50,000
May 9, 2005	May 9, 2008	3.99		50,000	50,000
June 29, 2005	June 29, 2008	4.01		50,000	50,000
June 29, 2005	June 29, 2010	4.28		150,000	150,000
September 14, 2005	September 14, 2008	4.77		70,000	70,000
September 14, 2005	September 14, 2010	5.18		110,000	110,000
December 16, 2005	December 16, 2008	5.34		40,000	40,000
December 16, 2005	December 16, 2010	5.65		60,000	60,000
January 24, 2006	January 24, 2009	5.24		100,000	100,000
February 27, 2006	February 27, 2009	5.07		100,000	100,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(9)	Debentures, Continued
(in millions of Won)

Issue date	Maturity date	Interest rate (%)	2007	2006
April 24, 2006	April 24, 2009	5.09	200,000	200,000
June 28, 2006	June 28, 2009	5.25	220,000	220,000
June 28, 2006	June 28, 2011	5.42	130,000	130,000
June 28, 2006	June 28, 2013	5.52	50,000	50,000
June 29, 2006	September 29, 2009	5.24	100,000	100,000
June 29, 2006	September 29, 2009	5.32	100,000	100,000
July 31, 2006	July 31, 2011	5.16	100,000	100,000
September 26, 2006	September 26, 2009	4.81	50,000	50,000
September 26, 2006	September 26, 2011	4.91	50,000	50,000
November 29, 2006	November 29, 2009	4.99	250,000	250,000
November 29, 2006	November 29, 2011	5.06	100,000	100,000
November 29, 2006	November 29, 2013	5.16	150,000	150,000
December 27, 2006	December 27, 2009	5.05	250,000	250,000
December 27, 2006	December 27, 2011	5.17	100,000	100,000
December 27, 2006	December 27, 2013	5.24	150,000	150,000
December 22, 2006	December 22, 2008	5.35	100,000	100,000
January 24, 2007	January 23, 2009	5.33	300,000	—
January 25, 2007	January 25, 2010	5.25	250,000	—
January 25, 2007	January 25, 2012	5.29	100,000	—
February 23, 2007	February 23, 2010	5.09	250,000	—
February 23, 2007	February 23, 2012	5.12	100,000	—
February 23, 2007	February 23, 2014	5.27	150,000	—
April 13, 2007	April 13, 2010	5.24	50,000	—
April 13, 2007	April 13, 2012	5.28	50,000	—
May 9, 2007	May 9, 2010	5.31	100,000	—
May 9, 2007	May 9, 2012	5.35	100,000	—
June 8, 2007	June 8, 2010	5.48	200,000	—
June 8, 2007	June 8, 2012	5.54	250,000	—
June 8, 2007	June 8, 2014	5.58	100,000	—
September 27, 2007	September 27, 2009	5.52	350,000	—
September 27, 2007	September 27, 2010	5.91	100,000	—

			5,840,000	3,430,000
	Discount on debentures		(11,907)	(8,174)

			~~W~~5,828,093	3,421,826

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(9)	Debentures, Continued
(c)	The maturities of debentures as of September 30, 2007 and December 31, 2006 were as follows:
(in millions of Won)

	2007		2006
Due in three months or less	~~W~~	—	130,000
Due after three months through six months		40,000	40,000
Due after six months through 12 months		160,000	60,000
Due after one year through three years		3,390,000	1,980,000
Thereafter		2,250,000	1,220,000

	~~W~~	5,840,000	3,430,000

(10)	Other Liabilities

Other liabilities as of September 30, 2007 and December 31, 2006 consisted of the following:
(in millions of Won)

	Won
	2007		2006
Withholding taxes	~~W~~	192	561
Dividends payable		2,153	1,619
Accounts payable		1,258	329
Accrued expenses		55,763	31,915
Unearned revenue		205	—

	~~W~~	59,571	34,424

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(11)	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for the three-month and nine-month periods ended September 30, 2007 and 2006 were as follows:
(in millions of Won)

		Three-month period			Nine-month period
		ended September 30,			ended September 30,
Related party	Account	2007		2006	2007	2006
Shinhan Bank	Interest income	~~W~~	85	33	26,327	2,816
Good Morning Shinhan Securities	Interest income		2,328	1,869	6,986	3,707
Shinhan Card	Interest income		5,413	7,149	16,542	25,881
Shinhan Capital	Interest income		7,287	7,372	22,687	23,389
Jeju Bank	Interest income		—	7	—	1,000
Shinhan PE	Interest income		69	—	71	—

		~~W~~	15,182	16,430	72,613	56,793

Shinhan Bank	Rental expense	~~W~~	2	4	38	34

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(11)	Related Party Transactions, Continued
(b)	Account balances

Significant balances with the related parties as of September 30, 2007 and December 31, 2006 were as follows:
(In millions of Won)

Creditor	Debtor	Account	2007		2006
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	16,831	2,627
²	²	Security deposits paid		9,915	9,915
²	²	Account receivables		—	28,675
²	²	Accrued income		7	171
²	²	Deposit for severance benefit		773	1,233
²	Good Morning Shinhan Securities	Loans in Won		170,000	170,000
²	²	Account receivables		—	4,581
²	²	Accrued income		1,569	1,569
²	Shinhan Life Insurance	Account receivables		—	1,159
²	Shinhan Card	Loans in Won		500,000	450,000
²	²	Account receivables		—	2,043
²	²	Accrued income		3,257	3,285
²	Shinhan Capital	Loans in Won		530,000	500,000
²	²	Loans in foreign currency		—	65,072
²	²	Account receivables		—	1,102
²	²	Accrued income		2,530	2,990
²	Shinhan Credit Information	Account receivables		—	251
²	Shinhan PE	Loans in Won		5,000	—

			~~W~~	1,239,882	1,244,673

Shinhan Card	Shinhan Financial Group	Accounts payable		164	209
Shinhan PE	²	Unearned revenue		205	—

			~~W~~	369	209

(c)	Compensation of key management personnel for the nine-month periods ended September 30, 2007 and 2006 was as follows:
(in millions of Won)

	2007		2006
Salaries	~~W~~	3,828	4,402
Share-based payment		14,783	7,417
Performance compensation		1,490	—

	~~W~~	20,101	11,819

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(12)	Assets and Liabilities Denominated in Foreign Currency

Assets and liabilities denominated in foreign currency as of September 30, 2007 and December 31, 2006 were as follows:
(in millions of Won and thousands of U.S. dollars)

	Foreign currency		Won equivalent
	2007	2006	2007		2006
Assets:
Loans	$—	70,000	~~W~~	—	65,072
Other assets	—	551		—	513

	$—	70,551	~~W~~	—	65,585

Liabilities:
Borrowings	$—	70,000	~~W~~	—	65,072
Other liabilities	—	534		—	496

	$—	70,534	~~W~~	—	65,568

(13)	Commitments and Contingencies

As of September 30, 2007, the Company was involved in 1 pending lawsuit as a defendant. The details of the lawsuit are as follows:
(in millions of Won)

Plaintiff	Description	Claim Amount		Status
Korea Deposit Insurance Corporation	Claim for earn-out payment relating to acquisition of Chohung Bank	~~W~~	5,000	Pending in Seoul Central District Court

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(14)	Capital Stock
(a)	As of September 30, 2007 and December 31, 2006, details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate
	shares	(%) (*)	Redeemable period
Redeemable preferred stock:
Series 3	9,316,792	4.04	August 19, 2006 - August 18, 2008
Series 4	9,316,792	4.04	August 19, 2007 - August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 7	2,433,334	7.46	July 19, 2008 - August 18, 2008
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010
Series 10 (**)	28,990,000	7.00	January 25, 2012 - January 25, 2027

	59,440,377
Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25	January 25, 2012 - January 25, 2027

	74,161,377

(*)	Based on issue price

(**)	The Company maintains the right to redeem the entire or part of Series 10 redeemable preferred stock within the redeemable period.

(***)	Details with respect to the conversion right of the Company are as follows:

Conversion period :	January 26, 2008 — January 25, 2012

Conversion ratio :	One common stock per one preferred stock

Conversion price :	~~W~~57,806
Series 1 and Series 6 of redeemable preferred stocks of 9,316,792 shares and 3,500,000 shares, respectively, were redeemed on August 21, 2006 for ~~W~~172,831 million and ~~W~~525,033 million, respectively. Additionally, Series 2 of redeemable preferred stocks of 9,316,792 shares were redeemed on August 20, 2007 for ~~W~~172,812 million. Therefore, capital stock amount differs from the total par value of outstanding capital stock.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(14)	Capital Stock, Continued
(b)	Details of changes in capital stock for the six-month period ended September 30, 2007 and the year ended December 31, 2006 were as follows:
(in millions of Won, except shares)

	Number of	Capital		Preferred	Capital
	shares	stock		stock	surplus
Balance at January 1, 2006	434,151,575	~~W~~	1,796,037	374,721	4,360,112
Preferred stock converted into common stock	—		111,801	(111,801)	(30)
Redemption of redeemable preferred stock	(12,816,792)		—	—	—

Balance at December 31, 2006	421,334,783	~~W~~	1,907,838	262,920	4,360,082
Issuance of preferred stock	43,711,000		—	218,555	3,517,683
Redemption of redeemable preferred stock	(9,316,792)		—	—	—
Share exchange (note 4)	14,631,973		73,160	—	771,082

Balance at September 30, 2007	470,360,964	~~W~~	1,980,998	481,475	8,648,847

(c)	Details of preferred stock redeemed by appropriations of retained earnings as of September 30, 2007 were as follows:
(in millions of Won, except shares and price per share)

	Number of		Redemption price
	shares	Redemption date	per share		Redemption amount
Series 2 redeemable preferred stock	9,316,792	August 18, 2007	~~W~~	18,548	~~W~~	172,812

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(15)	Retained Earnings

Retained earnings as of September 30, 2007 and December 31, 2006 consisted of the following:
(in millions of Won)

	2007		2006
Legal reserve	~~W~~	580,200	396,928
Retained earnings before appropriation		4,414,441	2,991,032

	~~W~~	4,994,641	3,387,960

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.
(16)	Capital Adjustment

Capital adjustments as of December 31, 2006 were related to the 4th and 5th options classified as equity-settled share-based payments. However, the Company determined to cash-settle the share-based payments and recognized compensation costs as an expense and a liability beginning fiscal year 2007.

(17)	Share-Based Payments
(a)	Details of cash-settled share-based payments granted as of September 30, 2007 were as follows:

	1st grant	2nd grant	3rd grant	4th grant
Grant date	May 22, 2002	May 15, 2003	March 25, 2004	March 30, 2005
Exercise price in Won	~~W~~18,910	~~W~~11,800	~~W~~21,595	~~W~~28,006
Number of shares granted	1,004,200	1,156,300	1,301,600	2,695,200
Vesting period	Within four	Within four	Within three	Within four
	years after	years after	years after	years after
	two years	two years	two years	three years
	from grant date	from grant date	from grant date	from grant date
Changes in number of shares granted:
Balance at January 1, 2007	607,065	723,613	1,141,423	2,381,090
Exercised or canceled	285,314	271,858	399,584	12,059
Balance at September 30, 2007	321,751	451,755	741,839	2,369,031
Exercisable at September 30, 2007	321,751	451,755	741,839	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(17)	Share-based Payment, Continued
(b)	Details of share-based payment with the choice of settlement by the Company as of September 30, 2007 were as follows:

	5th grant	6th grant
Grant date	March 21, 2006	March 20, 2007
Exercise price in Won	~~W~~38,829	~~W~~54,560
Number of shares granted	3,296,200	1,301,050
Vesting period	Within four	Within four
	years after	years after
	three years	three years
	from grant date	from grant date
Terms:
Service period	Two years from grant date	Two years from grant date
Market performance
Management	Increase rate of	Increase rate of
	stock price and	stock price and
	target ROE	target ROE

Employee	Net income for	Achievement of
	two years	annual target ROE
for three consecutive years
Changes in number of shares granted:
Outstanding at January 1, 2007	3,098,069	—
Granted	—	1,301,050
Canceled or forfeited	8,371	10,000
Exercised	—	—
Outstanding at September 30, 2007	3,089,698	1,291,050
Exercisable at September 33, 2007	—	—

Assumptions used to determine the fair value of options:
Risk-free interest rate		5.32%
Expected exercise period		4.47 years
Expected stock price volatility		8.57%
Expected dividend yield		2.87%
Weighted average fair value		Management : ~~W~~11,271
Employee : ~~W~~8,557
The Company has the option to cash or equity settle in respect to share-based payments. The Company decided to cash-settle the fourth and fifth grant and the Company accordingly recognized compensation costs as an expense and a liability, based on past experience which provides a reasonable basis that the share-based payments will be paid in cash. For the sixth grant, pursuant to newly applied SKAS No. 22, the Company recognized compensation costs as an expense and a liability.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(17)	Share-Based Payments, Continued
(c)	Changes in stock compensation costs for the nine-month period ended September 30, 2007 were as follows:
(in millions of Won)

		Employee of
Stock options granted		Shinhan
	Stock compensation cost	Financial		Subsidiaries	Total
		Group
1st	Recorded at beginning of the period	~~W~~	3,647	13,266	16,913
	Incurred during the period		(2,718)	(1,600)	(4,318)
	To be recorded in subsequent periods		—	—	—

2nd	Recorded at beginning of the period		5,233	20,072	25,305
	Incurred during the period		(2,766)	(1,643)	(4,409)
	To be recorded in subsequent periods		—	—	—

3rd	Recorded at beginning of the period		7,271	21,465	28,736
	Incurred during the period		(3,730)	(2,042)	(1,688)
	To be recorded in subsequent periods		—	—	—

4th	Recorded at beginning of the period		3,548	20,283	23,831
	Incurred during the period		7,233	40,123	47,356
	To be recorded in subsequent periods		—	—	—

5th	Recorded at beginning of the period		3,036	17,624	20,660
	Incurred during the period		3,803	21,739	25,542
	To be recorded in subsequent periods		2,046	11,155	13,201

6th	Recorded at beginning of the period		—	—	—
	Incurred during the period		651	3,004	3,655
	To be recorded in subsequent periods		1,540	8,170	9,710

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(18)	General and Administrative Expenses

Details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2007 and 2006 were as follows:
(in millions of Won)

	Three-month period		Nine-month period
	ended June 30,		ended September 30,
	2007	2006	2007	2006
Salaries	~~W~~ 7,112	4,865	29,266	19,147
Provision for retirement and severance benefits	182	501	606	859
Other employee benefits	581	229	1,167	988
Rental	125	142	331	446
Entertainment	215	272	688	696
Depreciation	97	159	291	461
Amortization	86	74	237	220
Bad debt expense	400	495	100	—
Taxes and dues	176	1,202	333	1,855
Advertising	—	1	24	19
Fees and commission	3,271	1,880	7,751	6,123
Other	432	462	1,761	1,830

	~~W~~ 12,677	10,282	42,555	32,644

(19)	Income Taxes
(a)	The Company is subject to income taxes based on taxable income, which result in a nominal tax rate of 27.5%. For the nine-month periods ended September 30, 2007 and 2006, the Company recognized no income tax expense.
(b)	The reconciliation of income for financial reporting purposes and taxable income for the nine-month periods ended September 30, 2007 and 2006 were as follows:
(in millions of Won)

	2007		2006
Net income before income tax expense	~~W~~	2,170,649	1,563,802
Permanent difference		51,800	(1,682,460)
Temporary difference		(2,342,725)	133,853
Decrease of tax loss carryforwards		—	(15,195)

Net loss for tax purposes	~~W~~	(120,276)	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(19)	Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for the quarter ended September 30, 2007 and the year ended December 31, 2006 were as follows:
(in millions of Won)

	2007
	Beginning balance (*1)		Increase	Decrease	Ending balance
Temporary differences:
Equity method investment securities	~~W~~	(3,805,978)	(2,842,376)	(495,362)	(6,152,992)
Retirement and severance benefits		1,209	361	472	1,098
Deposit for severance benefit insurance		(1,209)	(36)	(472)	(773)
Stock options		44,491	—	44,491	—
Other		(21,756)	10,548	(37,907)	26,699
Total temporary differences		(3,783,243)	(2,831,503)	(488,778)	(6,125,968)

Unrealizable temporary differences (*2)		3,794,399			6,146,751

Net temporary differences	~~W~~	11,156			20,783

Tax effects of temporary differences		3,068			5,715
Tax effects of tax loss carryforwards		20,509			53,585

Net tax effects	~~W~~	23,577			59,300

Tax effects recorded in financial statements	~~W~~	—			—

(*1)	Amount resulting from prior year finalized tax return is reflected in the current period.

(*2)	Unrealizable temporary differences as of September 30, 2007 represents temporary differences related to certain dividend income from equity method investment securities of ~~W~~6,152,992 million less realizable portion of ~~W~~6,241 million.
The net tax effects of ~~W~~59,300 million as of September 30, 2007 were not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(19)	Income Taxes, Continued
(in millions of Won)

	2006
	Beginning balance (*1)		Increase	Decrease	Ending balance
Temporary differences:

Equity method investment securities	~~W~~	(3,427,679)	(2,469,710)	(2,091,411)	(3,805,978)
Retirement and severance benefits		828	544	163	1,209
Accrued income		(299)		(299)	—
Deposit for severance benefit insurance		(828)	(544)	(163)	(1,209)
Stock options		17,163	35,866	8,538	44,491
Other		(7,098)	(21,166)	(6,508)	(21,756)
Total temporary differences		(3,417,913)	(2,455,010)	(2,089,680)	(3,783,243)

Unrealizable temporary differences(*2)		3,421,190			3,794,238

Net temporary differences	~~W~~	3,277			10,995

Tax effects of temporary differences		901			3,024

Tax effects of tax loss carryforwards		5,133			14,011

Net tax effects	~~W~~	6,034			17,035

Tax effects recorded in financial statements	~~W~~	—			—

(*1)	Amount resulting from prior year finalized tax return is reflected in the current period.

(*2)	Unrealizable temporary differences as of December 31, 2006 were comprised of ~~W~~3,800,822 million related to certain dividend income from equity method investment securities less ~~W~~6,584 million related to stock options.
The net tax effects of ~~W~~17,035 million as of December 31, 2006 were not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(20)	Earnings Per Share
(a)	Earnings per share

Earnings per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s earnings per share for the three-month and nine-month periods ended September 30, 2007 and 2006 were as follows:
(in millions of Won, except per share)

	Three-month period			Nine-month period
	ended September 30,			ended September 30,
	2007		2006	2007	2006
Net income for period	~~W~~	524,207	510,166	2,170,649	1,563,802
Less: dividends on preferred stock		71,262	13,925	197,209	41,320

Net income available for common stock		452,945	496,241	1,973,440	1,522,482
Weighted average number of common shares outstanding		383,157,988	372,783,977	378,191,788	371,403,869

Earnings per share in Won	~~W~~	1,182	1,331	5,218	4,099

(b)	Diluted earnings per share

Details of diluted earnings per share due to dilutive effect for the three-month and nine-month periods ended September 30, 2007 and 2006 were as follows:
(in millions of Won, except per share)

	Three-month period			Nine-month period
	ended September 30,			ended September 30,
	2007		2006	2007	2006
Net income available for common stock	~~W~~	452,945	496,241	1,973,440	1,522,482
Add: dividends on redeemable convertible preferred stock		6,971	—	18,791	—

Diluted net earnings		459,916	496,241	1,992,231	1,522,482
Weighted average number of common shares outstanding		398,696,165	372,783,977	392,293,394	371,403,869

Diluted earnings per share in Won	~~W~~	1,154	1,331	5,078	4,099

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(20)	Earnings Per Share, Continued
(c)	Exercisable stock options, excluded in calculating earnings per share

		Number of shares
	Convertible period	to be issued
Stock options	March 21, 2010 - March 20, 2014	1,291,050
(d)	Net earnings per share for the three-month period ended March 31, 2007, the three-month period ended June 30, 2007 and the year ended December 31, 2006 were as follows:
(In Won)

	Year ended		Three-month ended	Three-month ended
	December 31, 2006		March 31, 2007	June 30, 2007
Earnings per share	~~W~~	4,776	2,416	1,633
Diluted earnings per share		4,776	2,353	1,585

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(21)	Accumulated Other Comprehensive Income
(a)	Accumulated other comprehensive income as of September 30, 2007 and December 31, 2006 consisted of the following:
(in millions of Won)

	2007		2006
Gain on equity method investment securities	~~W~~	1,919,269	1,403,453
Loss from equity method investment		(6,053)	(5,218)

	~~W~~	1,913,216	1,398,235

(b)	Comprehensive income for the nine-month period ended September 30, 2007 and 2006 were as follows:
(in millions of Won)

	2007		2006
Net income	~~W~~	2,170,649	1,563,802
Other comprehensive income
Gain on equity method investment securities		515,816	370,776
Loss from equity method investment securities		(835)	(205)

Comprehensive income	~~W~~	2,685,630	1,934,373

(22)	Statements of Cash Flows

Significant transactions not involving cash inflows or outflows for the nine-month periods ended September 30, 2007 and 2006 were as follows:
(in millions of Won, except per share)

	2007		2006
Changes in comprehensive income of equity method investees	~~W~~	514,983	370,571
Changes in retained earnings of equity method investees		1,082	(105,753)
Stock options recorded as account receivables		—	20,201
Preferred stock converted into common stock		—	111,801
Reclassification of advance payment to equity method investment securities related to acquisition of LG Card		519,254	—
Acquisition of equity method investment securities through share exchange		844,265	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(23)	Condensed Financial Statements of Subsidiaries and Joint Ventures
(a)	Balance sheets

The condensed balance sheets of subsidiaries and joint ventures as of September 30, 2007 and December 31, 2006 were as follows:
(in millions of Won)

	2007
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	177,911,058	166,529,009	11,382,049
LG Card		12,414,480	7,989,050	4,425,430
Good Morning Shinhan Securities		6,383,567	4,858,190	1,525,377
Shinhan Life Insurance		7,001,260	6,513,205	488,055
Shinhan Card		3,989,775	3,331,556	658,219
Shinhan Capital		2,951,695	2,746,814	204,881
Jeju Bank		2,735,716	2,592,885	142,831
Shinhan Credit Information		15,117	3,513	11,604
Shinhan PE		15,280	5,347	9,933
Shinhan BNP Paribas ITMC		71,769	17,874	53,895
SH&C Life Insurance		1,480,624	1,430,155	50,469
Shinhan Macquarie		17,803	13,301	4,502

	~~W~~	214,988,144	196,030,899	18,957,245

(in millions of Won)

	2006
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	154,207,060	144,539,692	9,667,368
Good Morning Shinhan Securities		4,126,940	3,278,324	848,616
Shinhan Life Insurance		6,225,865	5,795,398	430,467
Shinhan Card		3,558,415	2,923,408	635,007
Shinhan Capital		1,948,495	1,763,537	184,958
Jeju Bank		2,470,751	2,338,463	132,288
Shinhan Credit Information		13,372	3,117	10,255
Shinhan PE		10,813	319	10,494
Shinhan BNP Paribas ITMC		60,227	10,650	49,577
SH&C Life Insurance		991,359	950,396	40,963
Shinhan Macquarie		11,500	11,444	56

	~~W~~	173,624,797	161,614,748	12,010,049

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(23)	Condensed Financial Statements of Subsidiaries and Joint Venture Companies, Continued
(b)	Statements of Income

Condensed statements of income of subsidiaries and joint ventures for the three-month and nine-month periods ended September 30, 2007 and 2006 were as follows:
(in millions of Won)

	Nine-month period ended September 30, 2007
					Income (loss)
	Operating		Operating	Operating	before income	Net income
Subsidiaries	revenue		expense	income (loss)	tax	(loss)
Shinhan Bank	~~W~~	12,685,996	10,030,325	2,655,671	2,576,332	1,853,914
LG Card		2,053,208	1,125,548	927,660	933,926	1,394,939
Good Morning Shinhan Securities		1,661,222	1,489,612	171,610	182,567	124,649
Shinhan Life Insurance		1,906,636	1,779,654	126,982	133,752	96,599
Shinhan Card		807,588	575,201	232,387	230,631	164,814
Shinhan Capital		202,206	163,760	38,446	46,916	33,079
Jeju Bank		139,288	123,778	15,510	15,779	11,394
Shinhan Credit Information		20,276	18,171	2,105	2,265	1,348
Shinhan PE		2,168	2,309	(141)	(340)	(483)
Shinhan BNP Paribas ITMC		43,565	25,116	18,449	18,609	13,516
SH&C Life Insurance		87,641	56,595	31,046	15,289	10,322
Shinhan Macquarie		22,695	15,674	7,021	7,143	5,075

	~~W~~	19,632,489	15,405,743	4,226,746	4,162,869	3,709,166

(in millions of Won)

	Nine-month period ended September 30, 2006
	Operating		Operating	Operating	Income before	Net income
Subsidiaries	revenue		expense	income (loss)	income tax	(loss)
Shinhan Bank	~~W~~	11,062,370	9,585,234	1,477,136	1,955,739	1,410,116
Good Morning Shinhan Securities		946,756	851,922	94,834	112,005	80,958
Shinhan Life Insurance		1,660,500	1,539,749	120,751	132,886	97,202
Shinhan Card		585,749	435,516	150,233	145,387	187,059
Shinhan Capital		147,934	118,510	29,424	55,621	43,128
Jeju Bank		106,975	89,911	17,064	18,034	17,375
Shinhan Credit Information		18,911	16,206	2,705	3,024	2,202
Shinhan PE		2,244	2,273	(29)	155	(123)
Shinhan BNP Paribas ITMC		18,467	9,051	9,416	9,450	6,824
SH&C Life Insurance		40,245	44,723	(4,478)	8,302	7,292
Shinhan Macquarie		16,791	17,402	(611)	(15)	(125)

	~~W~~	14,606,942	12,710,497	1,896,445	2,440,588	1,851,908

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(23)	Condensed Financial Statements of Subsidiaries and Joint Venture Companies, Continued
(in millions of Won)

	Three-month period ended September 30, 2007
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	4,148,550	3,561,341	587,209	471,853	316,074
LG Card		652,114	421,642	230,472	231,748	194,223
Good Morning Shinhan Securities		634,177	570,855	63,322	67,928	48,245
Shinhan Life Insurance		642,232	598,727	43,505	43,611	31,170
Shinhan Card		277,573	200,927	76,646	76,601	53,571
Shinhan Capital		71,999	57,633	14,366	17,701	10,900
Jeju Bank		46,234	36,831	9,403	9,603	6,839
Shinhan Credit Information		6,988	6,189	799	876	380
Shinhan PE		3,068	355	2,713	2,483	2,430
Shinhan BNP Paribas ITMC		19,725	11,462	8,263	8,325	6,052
SH&C Life Insurance		32,368	23,651	8,717	3,101	2,266
Shinhan Macquarie		8,058	3,039	5,019	5,070	3,690

	~~W~~	6,543,086	5,492,652	1,050,434	938,900	675,840

(in millions of Won)

	Three-month period ended September 30, 2006
	Operating		Operating	Operating	Income (loss)	Net income
Subsidiaries	revenue		expense	income (loss)	(before income tax	(loss)
Shinhan Bank	~~W~~	3,234,874	2,741,806	493,068	639,386	461,732
Good Morning Shinhan Securities		290,340	270,903	19,437	27,460	19,760
Shinhan Life Insurance		565,110	519,213	45,897	49,383	36,500
Shinhan Card		239,778	145,289	94,489	92,410	66,936
Shinhan Capital		49,116	36,621	12,495	18,973	13,829
Jeju Bank		37,554	78,684	(41,130)	4,318	4,128
Shinhan Credit Information		6,571	5,481	1,090	1,148	835
Shinhan PE		756	465	291	360	248
Shinhan BNP Paribas ITMC		6,581	3,288	3,293	3,286	2,378
SH&C Life Insurance		12,747	14,162	(1,415)	5,638	4,378
Shinhan Macquarie		1,500	5,268	(3,768)	(3,850)	(2,832)

	~~W~~	4,444,927	3,821,180	623,747	838,512	607,892

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(24)	Funding and Operating Status of the Company, Subsidiaries and Joint Ventures
(a)	The funding status of the Company and its subsidiaries as of September 30, 2007 and December 31, 2006 were as follows:
(in millions of Won)

	2007
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	1,445,000	5,828,093	7,273,093
Shinhan Bank		102,776,311	18,099,166	27,831,238	148,706,715
LG Card		—	1,248,914	4,753,199	6,002,113
Good Morning Shinhan Securities		884,430	3,757,278	—	4,641,708
Shinhan Card		—	1,017,400	1,898,455	2,915,855
Shinhan Capital		—	1,403,066	1,210,872	2,613,938
Jeju Bank		2,199,842	155,864	113,400	2,469,106
Shinhan PE		—	5,000	—	5,000

	~~W~~	105,860,583	27,131,688	41,635,257	174,627,528

(in millions of Won)

	2006
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	185,072	3,421,826	3,606,898
Shinhan Bank		93,202,495	14,578,285	24,212,505	131,993,285
Good Morning Shinhan Securities		696,417	1,004,364	—	1,700,781
Shinhan Card		—	1,340,800	1,282,370	2,623,170
Shinhan Capital		—	1,065,250	535,351	1,600,601
Jeju Bank		2,044,629	76,357	55,260	2,176,246

	~~W~~	95,943,541	18,250,128	29,507,312	143,700,981

(*)	Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(24)	Funding and Operating Status of the Company, Subsidiaries and Joint Ventures, Continued
(b)	The operating status of the Company, subsidiaries and joint ventures as of September 30, 2007 and December 31, 2006 were as follows:
(in millions of Won)

	2007
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,198,975	23,604,419	497,031	25,300,425
Shinhan Bank		122,298,963	33,034,477	7,416,867	162,750,307
LG Card		8,368,765	159,508	616,267	9,144,540
Good Morning Shinhan Securities		1,126,006	4,017,671	735,953	5,879,630
Shinhan Life Insurance		1,868,482	2,696,720	632,354	5,197,556
Shinhan Card		3,711,571	50,171	12,483	3,774,225
Shinhan Capital		2,550,740	257,104	91,171	2,899,015
Jeju Bank		1,965,316	471,144	182,748	2,619,208
Shinhan Credit Information		—	—	8,294	8,294
Shinhan PE		—	9,319	4,926	14,245
Shinhan BNP Paribas ITMC		503	304	51,498	52,305
SH&C Life Insurance		669	68,294	25,497	94,460
Shinhan Macquarie		—	—	8,352	8,352

	~~W~~	143,089,990	64,369,131	10,283,441	217,742,562

(in millions of Won)

	2006
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,179,147	12,775,892	468,561	14,423,600
Shinhan Bank		112,715,269	23,660,184	6,300,607	142,676,060
Good Morning Shinhan Securities		517,973	2,261,021	850,853	3,629,847
Shinhan Life Insurance		1,553,913	2,657,757	394,052	4,605,722
Shinhan Card		3,037,672	27,165	3,553	3,068,390
Shinhan Capital		1,571,532	201,995	70,060	1,843,587
Jeju Bank		1,743,811	391,312	85,177	2,220,300
Shinhan Credit Information		—	—	7,315	7,315
Shinhan PE		—	6,975	3,527	10,502
Shinhan BNP Paribas ITMC		81	5,230	53,331	58,642
SH&C Life Insurance		16,751	49,260	1,675	67,686
Shinhan Macquarie		—	—	8,510	8,510

	~~W~~	122,336,149	42,036,791	8,247,221	172,620,161

(*)	Net of allowance for loan losses and present value discounts

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(25)	Contribution by Subsidiaries and Joint Ventures to the Company’s Net Income

Effects on the Company’s net income due to the equity method for the three-month and nine-month periods ended September 30, 2007 and 2006 were as follows:
(in millions of Won, except ratio)

	Three-month period			Nine-month period
	ended September 30, 2007			ended September 30, 2007
	Amount		Ratio (%)	Amount	Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	403,327	66.28	1,697,344	72.97
LG Card		73,589	12.10	270,785	11.64
Good Morning Shinhan Securities		43,891	7.21	105,030	4.52
Shinhan Life Insurance		18,396	3.02	58,325	2.51
Shinhan Card		46,556	7.65	142,523	6.13
Shinhan Capital		10,802	1.77	32,905	1.41
Jeju Bank		4,465	0.73	7,701	0.33
Shinhan Credit Information		380	0.06	1,348	0.06
Shinhan PE		2,430	0.40	(458)	(0.02)
Shinhan BNP Paribas ITMC		3,026	0.50	6,758	0.29
SH&C Life Insurance		(104)	(0.02)	1,055	0.05
Shinhan Macquarie		1,845	0.30	2,538	0.11

		608,603	100.00	2,325,854	100.00

Other income		20,458		122,561
Other expense		(104,854)		(277,766)

Net income for period	~~W~~	524,207		2,170,649

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(25)	Contribution by Subsidiaries and Joint Ventures to the Company’s Net Income, Continued
(in millions of Won, except ratio)

	Three-month period			Nine-month period
	ended September 30, 2006			ended September 30, 2006
	Amount		Ratio (%)	Amount	Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	411,377	78.66	1,260,311	78.06
Good Morning Shinhan Securities		15,930	3.05	63,875	3.96
Shinhan Life Insurance		15,947	3.05	55,212	3.42
Shinhan Card		59,423	11.36	171,032	10.59
Shinhan Capital		13,923	2.66	43,104	2.67
Jeju Bank		2,673	0.51	11,218	0.69
Shinhan Credit Information		835	0.16	2,185	0.15
Shinhan PE		247	0.05	(46)	—
Shinhan BNP Paribas ITMC		1,189	0.23	3,412	0.21
SH&C Life Insurance		1,999	0.38	3,456	0.21
Shinhan Macquarie		(601)	(0.11)	727	0.05

		522,943	100.00	1,614,487	100.00

Other income		32,804		78,579
Other expense		(45,581)		(129,264)

Net income for period	~~W~~	510,166		1,563,802

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2007
(Unaudited)
(26)	Allowance for Loan Losses of the Company, Subsidiaries and Joint Ventures

Changes in the allowance for loan losses of the Company, its subsidiaries and joint ventures for the nine-month period ended September 30, 2007 and the year ended December 31, 2006 were as follows:
(in millions of Won)

	2007
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	5,925	100	6,025
Shinhan Bank		1,706,730	134,223	1,840,953
LG Card		1,031,823	(258,523)	773,300
Good Morning Shinhan Securities		29,510	5,137	34,647
Shinhan Life Insurance		19,817	2,711	22,528
Shinhan Card		148,073	17,405	165,478
Shinhan Capital		31,340	18,027	49,367
Jeju Bank		26,313	5,195	31,508
Shinhan BNP Paribas ITMC		24	42	66
SH&C Life Insurance		44	36	80
Shinhan Macquarie		1	57	58

	~~W~~	2,999,600	(75,590)	2,924,010

(in millions of Won)

	2006
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	7,420	(1,495)	5,925
Shinhan Bank		1,572,829	133,901	1,706,730
Good Morning Shinhan Securities		27,256	2,254	29,510
Shinhan Life Insurance		17,740	2,077	19,817
Shinhan Card		67,400	80,673	148,073
Shinhan Capital		30,373	967	31,340
Jeju Bank		25,146	1,167	26,313
Shinhan Credit Information		1	(1)	—
Shinhan BNP Paribas ITMC		18	6	24
SH&C Life Insurance		46	(2)	44
Shinhan Macquarie		3	(2)	1

	~~W~~	1,748,232	219,545	1,967,777